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                                                                    EXHIBIT 3A
                                     [LOGO]

                                                                August 3, 1998

Michael Myers
Fuisz Technologies Ltd.
14556 Avion at Lakeside
Chantilly, Virginia 20151

Dear Michael:

I refer to our agreement with you regarding your employment with Fuisz Technology Ltd. In consideration of your acceptance of your new responsibilities as President of the Pharma Division of Fuisz Technologies Ltd., your continued employment with us and our mutual intention of a long and productive relationship together, we hereby agree to the following conditions of your employment:

1. The term of your employment shall be extended until December 31, 2000 and be renewable thereafter for periods and upon terms mutually acceptable to the parties. Annual reviews will be carried out in December of each year with any award being implemented from the following January 1.

2. Notwithstanding any other provision of your employment with us or the Fuisz Technologies Ltd. 1994 Stock Option Plan (the "Option Plan"), the compensation due thereunder, and the options granted to your pursuant to the Option Plan, shall accelerate so that you shall have the right to such compensation and the exercise of such options which would, but for this provision, not yet be due or exercisable, immediately prior to any Change of Control that occurs during the term of the Employment Agreement. For purposes hereof, a "Change of Control" shall mean any of the following events; the direct or indirect beneficial ownership (within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and Regulation 13D-G thereunder) of 30% or more of the common equity securities of Fuisz is acquired or becomes held by any person or group of persons (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934), or the sale, mortgage, leases or other transfer in one or more transactions not in the ordinary course of the business of Fuisz Technologies Ltd. as assets or earnings constituting more than 50% of the assets or earning power of Fuisz Technologies Ltd. and its subsidiaries (taken as a whole) to any such person or group of persons.

I look forward to our continued working relationship.

Sincerely,

/s/ Kenneth W. McVey

Kenneth W. McVey
President and Chief Executive Officer

                                                                    EXHIBIT 3A
                                     [LOGO]

Michael Myers
Fuisz Technologies Ltd.
14556 Avion at Lakeside
Chantilly, VA 20151

January 13, 1999

Dear Michael,

Further to my letter of August 3, 1998 (copy attached), I am pleased to advise you that, although the Compensation Committee of the Company has decided not to change the base salary of Senior Management, I have recommended and it has been agreed that you are awarded a further 75,000 Options at the closing price on December 16, 1998. Of these 18,750 will vest immediately and the remainder at 33% over each of the 1st and 3rd anniversaries of this grant.

In addition, I am pleased to advise that the Compensation Committee has also awarded you a discretionary $75,000 bonus which however is inclusive of any amount which may be payable under the 1998 Senior Management Incentive Plan
(SMIP). This bonus will be paid within the next few days.

Finally, I can confirm that a 1999 SMIP has been put in place, details of which have already been provided to you.

Thank you both personally an on behalf of the Company for your excellent work in 1998.

Kindest regards,

/s/ Ken

Kenneth W. McVey
President & CEO